January 6, 2005


Mail Stop 03-06

Via Facsimile (617-926-4304) and U.S. Mail

Stephen Korn, Esq.
Vice President and General Counsel
Ionics, Incorporated
65 Grove Street
Watertown, Massachusetts 02472-2882

	Re:	Ionics, Incorporated
		Preliminary Schedule 14A filed December 22, 2004
		File No. 001-07211

Dear Mr. Korn:

      This is to advise you that we have monitored selected issues in the above-captioned proxy statement and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Schedule 14A

Summary Relating to the Merger - Page 4

	Opinions of Ionics` Financial Advisors - Page 5
1. Please revise to disclose that all of the fees payable to Goldman
Sachs and UBS are contingent upon consummation of the merger, and quantify the fees paid to each for the fairness opinions. Clarify on pages 21 and 22 that the fees are contingent upon consummation of the merger.


	Interests of Certain Persons in the Merger - Page 6
2. Please describe those provisions of the merger agreement that will benefit Ionics` directors and officers. Identify the directors and officers who will receive benefits, and quantify the amount of the benefits derived by each for the various reasons listed. For example, if any executive officers are getting payments pursuant to severance arrangements, expand to identify them and quantify the payments they will receive.
3. Include a section in the proxy statement that provides a discussion about the Ecolochem Holders` agreement so that investors can understand the interest described in the second paragraph.
The
disclosure should include the background of and reasons for the agreement, the material terms of the agreement, the amount of cash and stock held in escrow and why it is being held in escrow. In the summary section, provide a cross reference to the discussion in the proxy statement, and quantify the "substantial beneficial interest" and the amount of shares and cash Lyman Dickerson and persons related to him have in the escrowed funds.

The Merger - Page 16
4. In an appropriate location in the filing, please disclose why the
Ionics board decided to obtain two fairness opinions for this transaction.

	Background of the Proposed Merger
5. Expand to discuss the negotiations surrounding the entry into the voting agreement. Also expand to discuss how the price was determined and the role of the fairness advisors in determining the price.

	Opinions of Ionics` Financial Advisors - Page 19
6. We note that both Goldman Sachs and UBS have provided certain investment banking and other financial services to Ionics and its affiliates and GE and its affiliates within the past two years. Please revise to disclose all compensation received or to be received by each financial advisor as a result of these services and material relationships.
7. Disclose the estimated amount of the 1.5% cash fee to be paid to each of Goldman Sachs and UBS upon consummation of the merger.
8. It appears that Ionics engaged Goldman Sachs and UBS to deliver independent fairness opinions based on their individual fairness determinations. The financial analyses summary, however, discusses only one process for both financial advisors. For example, the disclosure seems to suggest that Goldman Sachs and UBS performed the same analyses, used the same companies for the selected companies analysis, and arrived at the same results. Please revise your disclosure to separately discuss the analyses performed by each financial advisor and the respective conclusions. If the two advisors collaborated in performing the analyses discussed, please disclose this.
9. Please provide a summary of any instructions given to Goldman Sachs and UBS regarding the preparation of their respective opinions.
10. Supplementally provide copies of the materials that Goldman Sachs and UBS prepared in connection with their respective fairness opinions or otherwise provided to the Ionics` board of directors in connection with this transaction, including, among other things, any
"board books," drafts of fairness opinions provided to the board, and summaries of all oral presentations made to the company`s board. We may have additional comments after we review these materials.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Eduardo Aleman at (202) 824-5661, or me at
(202)
942-1880 with any questions.

							Sincerely,



							Peggy Fisher
							Assistant Director
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Stephen Korn
January 6, 2005
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